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                                                              ATTACHMENT 77D

    Resolutions Adopted at the Regular Meeting of the Board of Directors of Waterhouse Investors Cash Management Fund, Inc., Held On December 12, 1996

     RESOLVED, that the following non-fundamental investment restrictions applicable to each Portfolio be, and they hereby are, rescinded:

     Each Portfolio does not currently intend:

     ...

     (ii) to purchase the securities of any issuer (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof) if, as a result, more than 5% of its total assets would be invested in the securities of business enterprises that, including predecessors, have a record of less than three years of continuous operations;

     (iv) to purchase the securities of any issuer if those officers and directors of the Fund and of the Investment Manager who individually own more than 1/2 of 1% of the securities of such issuer together own more than 5% of such issuer's securities;

     (v) to invest in oil, gas, or other mineral exploration or development programs;

     (vi) to invest in companies for the purpose of exercising control or management;

and further

     RESOLVED, that the appropriate officers of Waterhouse Investors Cash Management Fund, Inc. (the "Company") be, and each of them hereby is, authorized to revise the Company's Statement of Additional Information ("SAI"), as contained in the next Post-Effective Amendment to the Company's Registration Statement on Form N-1A, to reflect the removal of the foregoing investment restrictions, currently found at page 5, clauses (ii), (iv), (v) and (vi) of the SAI.